130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

November 16, 2020	No. 20-11

Avalon and Rock Tech Lithium sign Letter of Intent to collaborate on development of lithium process facility

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon") is pleased to announce it has entered into a Letter of Intent ("LOI") with Rock Tech Lithium Inc. ("Rock Tech") to collaborate on the development of a lithium battery materials process facility in Thunder Bay, Ontario. This facility would be designed to accept lithium mineral concentrates from Avalon's Separation Rapids Lithium Project (70 km north of Kenora) and Rock Tech's Georgia Lake Lithium Project (145 km northeast of Thunder Bay), as well as potentially other emerging, new lithium mining operations in northern Ontario, to produce lithium sulphate, a precursor chemical for lithium-ion batteries.

Avalon and Rock Tech have determined the next steps as follows:

  Design a process flowsheet that allows the treatment of petalite, spodumene and potentially other lithium mineral concentrates. The product of the flowsheet will be lithium sulphate, that can either be shipped off site or locally upgraded to lithium carbonate or lithium hydroxide.
  Conduct a piloting campaign using this process flowsheet to prove scalability of the process to industrial scale and Feasibility level.
  Identify alternative applications for high purity aluminum silicate by-product in other industries, such as the cement or ceramics industry.

Comments Avalon's President and CEO, Don Bubar, "Northern Ontario has the potential to become a major producer of lithium-ion battery materials, including cobalt, nickel, graphite and manganese, and Thunder Bay is an ideal central location to serve as a hub for establishing these supply chains. Once established they can be the catalyst for the creation of a lithium-ion battery manufacturing business in Ontario, along with electric vehicle manufacturing, as recently announced by Premier Ford. We look forward to working with Rock Tech to advance this exciting opportunity to help establish a new lithium supply chain in Canada that can also provide a secure supply source for Canada's European and International allies."

Avalon's 100% owned Separation Rapids lithium deposit is one of the largest "complex-type" lithium-cesium-tantalum pegmatite deposits in the world, unusual in its enrichment in the rare, high purity lithium mineral petalite. Petalite offers potential to produce a high purity lithium derivative product at a relatively low cost for battery applications, as well as being an important industrial mineral product for specialty glass-ceramic applications. In August 2018, Avalon completed an updated Preliminary Economic Assessment with a development model that would start with the production of the petalite mineral product for glass applications to be followed by lithium battery materials production once a process facility is established. That plan could be acceleratated under the new initiative planned by Rock Tech and Avalon.

About Rock Tech Lithium Inc.

Rock Tech Lithium Inc. is a lithium ChemTech company which is aiming to build the first Lithium Hydroxide Converter in Europe. The feed for the converter will primarily be sourced from its 100% owned Georgia Lake spodumene project in Ontario, Canada. The Company, through a partnership with the world-renowned Freiberg Mining Academy, is also developing an innovative lithium hydroxide production process aimed at reducing energy consumption and converting waste streams into valuable byproducts.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Cesium-Tantalum-Lithium Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the development of the lithium battery materials process facility, the next steps in developing this facility, that Northern Ontatio has the potential to become a major producer of lithium-ion battery materials, that petalite offers potential to produce a high purity lithium derivative product at a relatively low cost,  that plans could be acceleratated under the new initiative planned by Rock Tech and Avalon. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.